

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

T. Randy Stevens
First Farmers and Merchants Corporation
Chief Executive Officer
816 South Garden Street
Columbia, TN 38402

> **Re: First Farmers and Merchants Corporation**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2009**
> **Quarterly Report on Form 10-Q for the quarter ended June 30, 2010**
> **File No. 000-10972**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009
Item 5. Market for registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

1. We note your disclosure that you repurchased 73,007 shares of your common stock in several "privately negotiated transactions" on page 72 of your Annual Report. Please provide us with the information required by Item 703 of Regulation S-K in the format specified by Item 703(b) of Regulation S-K for any repurchases made in the final three months of 2009. Refer to Instruction to paragraph (b)(1) of Item 703.

Item 10. Directors, Executive Officers and Corporate Governance.
Director Nominee Information table, pages 6-7

2. Please provide us with, and revise in future filings, a more comprehensive discussion of the background and business experience of your directors. The information on your

directors should be similar in format and detail to the disclosures you made regarding your executive officers on page 9.

Item 11. Executive Compensation
Cash Bonus Plan, page 15

3.   We note your disclosure that you have established measurable performance goals. Please provide us with proposed revised disclosure that states the actual values that you assigned to varying target levels of performance in each of your five categories.

To the extent you believe that disclosure of these performance objectives is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

4.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Item 13. Certain Relationships and Related Transactions

5.   We note your disclosure on page 27 that your loans to your insiders are on substantially the same terms as those with "other borrowers." Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) ("persons not related to the lender") to Item 404(a) of Regulation S-K or amend with the required information. In future filings, please use the correct language for the representation.

Form 10-Q for Quarterly Period Ended June 30, 2010
Notes to Consolidated Financial Statements, page 6
General

6.   Please revise your future quarterly reports to provide the disclosures required by ASC 310-10-50-15 with respect to your impaired loans with and without an allocated allowance. Please note that these disclosures are required in both interim and annual reports.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition – Loans, page 13

7.   Considering the significance of your loan portfolio and the related loan losses to your operations and the related impact of current economic trends, please revise your future

quarterly reports to include the information required by Items III and IV of Industry Guide 3.

You may contact Angela Connell at (202) 551-3426 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief